Earnings Release
ELBIT SYSTEMS REPORTS
SECOND QUARTER 2022 RESULTS

Backlog of orders at $14.1 billion; Revenues of $1.3 billion;
Non-GAAP net income of $77 million;
GAAP net income of $81 million;
Non-GAAP net EPS of $1.73; GAAP net EPS of $1.82

Haifa, Israel, August 16, 2022 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended June 30, 2022.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Order backlog growth in the second quarter reflects the continued demand for Elbit Systems' portfolio of leading technological capabilities from customers around the world and supports our future growth prospects.
We continue to make investments in our portfolio that are well aligned with the priority areas of our customers. I believe the trend in global defense budgets combined with an improved operational initiatives should support Elbit Systems' long term success”.

Second quarter 2022 results:

Revenues in the second quarter of 2022 were $1,303.4 million, as compared to $1,302.4 million in the second quarter of 2021.

Non-GAAP(*) gross profit amounted to $345.9 million (26.5% of revenues) in the second quarter of 2022, as compared to $346.6 million (26.6% of revenues) in the second quarter of 2021. GAAP gross profit in the second quarter of 2022 was $339.7 million (26.1% of revenues), as compared to $339.2 million (26.0% of revenues) in the second quarter of 2021.

Research and development expenses, net were 96.4 million (7.4% of revenues) in the second quarter of 2022, as compared to 95.4 million (7.3% of revenues) in the second quarter of 2021.

Marketing and selling expenses, net were $82.8 million (6.4% of revenues) in the second quarter of 2022, as compared to $75.4 million (5.8% of revenues) in the second quarter of 2021.

* see page 4

Earnings Release
General and administrative expenses, net were $72.7 million (5.6% of revenues) in the second quarter of 2022, as compared to $65.9 million (5.1% of revenues) in the second quarter of 2021.

Other operating income, net was $27.2 million in the second quarter of 2022, as compared to other operating income of $14.7 million in the second quarter of 2021. Other operating income in 2022 was a result of capital gains from sale of our shares in a subsidiary and sale of a building in Israel.

Non-GAAP(*) operating income was $103.3 million (7.9% of revenues) in the second quarter of 2022, as compared to $114.9 million (8.8% of revenues) in the second quarter of 2021. GAAP operating income in the second quarter of 2022 was $115.1 million (8.8% of revenues), as compared to $117.1 million (9.0% of revenues) in the second quarter of 2021.

Financial expenses, net were $9.3 million in the second quarter of 2022, as compared to $7.1 million in the second quarter of 2021.

Other expenses, net were $12.1 million in the second quarter of 2022, as compared to $1.4 million in the second quarter of 2021. Other expenses, net in the second quarter of 2022 includes an amount of $10.6 million related to an adjustment to other comprehensive loss of pension plans as a result of a sale of a subsidiary in Israel.

Taxes on income were $12.8 million in the second quarter of 2022, as compared to $20.1 million in the second quarter of 2021.

Equity in net losses of affiliated companies and partnerships were $0.1 million in the second quarter of 2022, as compared to net earnings of $13.5 million in the second quarter of 2021. The income in 2021 includes a gain of approximately $10.3 million related to the sale of our shares in an affiliated company.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2022 was $76.9 million (5.9% of revenues), as compared to $93.4 million (7.2% of revenues) in the second quarter of 2021. GAAP net income attributable to the Company's shareholders in the second quarter of 2022 was $81.2 million (6.2% of revenues), as compared to $101.7 million (7.8% of revenues) in the second quarter of 2021.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.73 for the second quarter of 2022, as compared to $2.11 for the second quarter of 2021. GAAP diluted earnings per share attributable to the Company's shareholders in the second quarter of 2022 were $1.82, as compared to $2.30 in the second quarter of 2021.

* see page 4

Earnings Release

The Company’s backlog of orders as of June 30, 2022 totaled $14.1 billion. Approximately 74% of the current backlog is attributable to orders from outside Israel. Approximately 52% of the backlog is scheduled to be performed during the remainder of 2022 and 2023.

Cash flows used in operating activities in the six months ended June 30, 2022 were $133.5 million, as compared to cash flows provided by operating activities in the six months ended June 30, 2021 of $157.1 million. Cash flows in 2022 includes an amount of approximately $76 million of tax payment related to the Company's implementation of the amendment to the law of Encouragement of Capital Investments allowing payment of reduced corporate tax for the release of exempt earnings from "Approved Enterprises" and "Privileged Enterprises" in Israel, as reported in our 2021 annual report.

Impact of the Covid-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Such disruptions also led to global shortages of electronics and other components, increased costs and extended lead times. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on May 24, 2022, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2021 and the first half of 2022 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of June 30, 2022, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F for the year ended December 31, 2021, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the quarter ended June 30, 2022, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earnings Release

Potential Impact of Increase in Company's Share Price on Employee Compensation Plan Costs:

From the beginning of the third quarter of 2022 the price of the Company's shares have increased significantly. If the share price remains at current levels, or further increases, there would be a significant increase in compensation expenses, related to the Company's stock price linked employee compensation plans.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Six months ended June 30, 2022	Six months ended June 30, 2021	Three months ended June 30, 2022	Three months ended June 30, 2021	Year ended December 31, 2021
GAAP gross profit	$666.7	$620.5	$339.7	$339.2	$1,358.0
Adjustments:
Amortization of purchased intangible assets	12.6	12.3	6.2	7.4	26.7
Non-GAAP gross profit	$679.3	$632.8	$345.9	$346.6	$1,384.7
Percent of revenues	25.6%	26.1%	26.5%	26.6%	26.2%

GAAP operating income	$173.7	$201.0	$115.1	$117.1	$418.5
Adjustments:
Amortization of purchased intangible assets	26.3	21.6	15.4	12.5	47.0
Capital gain	(30.9)	(14.7)	(27.2)	(14.7)	(14.7)
Non-GAAP operating income	$169.1	$207.9	$103.3	$114.9	$450.8
Percent of revenues	6.4%	8.6%	7.9%	8.8%	8.5%

GAAP net income attributable to Elbit Systems’ shareholders	$133.9	$174.3	$81.2	$101.7	$274.4
Adjustments:
Amortization of purchased intangible assets	26.3	21.6	15.4	12.5	47.0
Capital gain	(20.0)	(24.9)	(16.3)	(24.9)	(24.9)
Revaluation of investment measured under fair value method	—	(1.5)	—	(1.5)	(17.3)
Non-operating foreign exchange (gains) losses	(8.4)	—	(3.7)	4.2	10.6
Tax effect and other tax items, net	(0.6)	0.2	0.3	1.4	77.8
Non-GAAP net income attributable to Elbit Systems' shareholders	$131.2	$169.7	$76.9	$93.4	$367.6
Percent of revenues	4.9%	7.0%	5.9%	7.2%	7.0%

GAAP diluted net EPS	$3.01	$3.94	$1.82	$2.30	$6.20
Adjustments, net	(0.06)	(0.11)	(0.09)	(0.19)	2.10
Non-GAAP diluted net EPS	$2.95	$3.83	$1.73	$2.11	$8.30

Earnings Release
Recent Events:

On May 31, 2022, the Company announced that it was awarded a $69 million contract to supply Electronic Warfare (EW) capabilities to a country in Asia-Pacific. The contract will be delivered over a period of three years.

On June 2, 2022, the Company announced that S&P Global Ratings Maalot Ltd., an Israeli rating agency, issued its rating report regarding the Series B, C and D Notes, issued by the Company in 2021 (the "Notes") and reaffirmed the Notes' “ilAA” (on local scaling) rating with a stable outlook.

On June 27, 2022, the Company announced that it was awarded an approximately $70 million contract to supply an Electronic Warfare (EW) solution to an international customer. The contract will be executed over a period of two and a half years.

On June 29, 2022, the Company announced that it was awarded an approximately $220 million contract to supply precision guidance kits for airborne munitions to a country in Asia-Pacific. The contract will be performed over a period of 15 months.

On June 30, 2022, the Company announced, further to the Company’s announcement of October 21, 2021, that it completed the sale of all ordinary shares held by its wholly-owned Israeli subsidiary, IMI Systems Ltd. (“IMI”), in IMI’s 84.98%-owned subsidiary, Ashot Ashkelon Industries Ltd. (TASE: ASHO) (“Ashot”) and all capital notes of Ashot held by IMI and Elbit Systems, to FIMI Opportunity Funds (“FIMI”), for approximately $84 million in cash (approximately NIS 291 million). The closing followed receipt of all the required regulatory approvals.

On June 30, 2022, the Company announced that it was awarded a contract valued at $548 million to supply military-wide multi-domain combat networked warfare capabilities to the Armed Forces of a country in Asia-Pacific. The contract will be performed over a four-year period.

On July 5, 2022, the Company announced that it was awarded a $80 million contract to supply Direct Infrared Counter Measures (“DIRCM”) and airborne EW systems for a country in Asia-Pacific. The contract will be performed over a two-year period.

On July 13, 2022, the Company announced that it was awarded a contract valued at $660 million to provide intelligence systems for a country in Europe. The contract will be executed over a period of four years and includes an additional ten-year maintenance period.

On July 18, 2022, the Company announced that its subsidiary, Universal Avionics Systems Corporation was awarded a contract valued at approximately $33 million from AerSale Corporation (NASDAQ: ASLE), to supply Enhanced Flight Vision Systems (EFVS) for Boeing 737NG aircraft. The contract will be executed through 2023.

Dividend:

The Board of Directors declared a dividend of $ 0.5 per share for the second quarter of 2022. The dividend’s record date is October 6, 2022. The dividend will be paid on October 24, 2022, after deduction of taxes at the source, at the rate of 16.8%.

Earnings Release
Conference Call:

The Company will be hosting a conference call today, Tuesday, August 16, 2022, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
INTERNATIONAL Dial-in Number: 972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Earnings Release

Company Contact:

Joseph Gaspar, Senior Executive VP – Business
Management
Tel: +972-77-2948661
j.gaspar@elbitsystems.com

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft EK Global Investor Relations Tel: 1-212-378-8040 elbitsystems@egkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of June 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
Assets
Cash and cash equivalents	$247,272	$258,993
Short-term bank deposits	1,109	1,185
Trade and unbilled receivables and contract assets, net	2,725,427	2,770,124
Other receivables and prepaid expenses	296,428	279,228
Inventories, net	1,813,316	1,670,474
Total current assets	5,083,552	4,980,004

Investments in affiliated companies, partnerships and other companies	169,558	182,553
Long-term trade and unbilled receivables and contract assets	369,411	316,074
Long-term bank deposits and other receivables	124,632	133,505
Deferred income taxes, net	51,758	65,274
Severance pay fund	246,599	301,192
Total	961,958	998,598

Operating lease right of use assets	408,664	416,383
Property, plant and equipment, net	877,726	902,684
Goodwill and other intangible assets, net	1,933,208	2,019,675
Total assets	$9,265,108	$9,317,344

Liabilities and Equity
Short-term bank credit and loans	$218,342	$27,676
Current maturities of long-term loans and Series B, C and D Notes	77,219	78,682
Operating lease liabilities	71,316	76,778
Trade payables	1,070,380	1,023,679
Other payables and accrued expenses	1,235,203	1,314,321
Contract liabilities	1,686,332	1,502,955
Total current liabilities	4,358,792	4,024,091

Long-term loans, net of current maturities	379,110	356,624
Series B, C and D Notes, net of current maturities	416,226	528,324
Employee benefit liabilities	750,025	884,353
Deferred income taxes and tax liabilities, net	123,067	141,451
Contract liabilities	151,246	293,984
Operating lease liabilities	345,595	386,644
Other long-term liabilities	198,980	155,610
Total long-term liabilities	2,364,249	2,746,990

Elbit Systems Ltd.'s equity	2,539,764	2,531,635
Non-controlling interests	2,303	14,628
Total equity	2,542,067	2,546,263
Total liabilities and equity	$9,265,108	$9,317,344

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six months ended June 30, 2022 (Unaudited)	Six months ended June 30, 2021 (Unaudited)	Three months ended June 30, 2022 (Unaudited)	Three months ended June 30, 2021 (Unaudited)	Year ended December 31, 2021 (Audited)
Revenues	$2,656,179	$2,420,652	$1,303,374	$1,302,373	$5,278,521
Cost of revenues	1,989,507	1,800,110	963,647	963,171	3,920,473
Gross profit	666,672	620,542	339,727	339,202	1,358,048
Operating expenses:
Research and development, net	197,032	179,670	96,353	95,412	395,087
Marketing and selling, net	169,754	126,857	82,779	75,373	291,751
General and administrative, net	157,054	127,704	72,730	65,945	267,362
Other operating income, net	(30,900)	(14,660)	(27,249)	(14,660)	(14,660)
Total operating expenses	492,940	419,571	224,613	222,070	939,540
Operating income	173,732	200,971	115,114	117,132	418,508

Financial expenses, net	(8,209)	(7,295)	(9,290)	(7,073)	(40,393)
Other income (expense), net	(13,918)	(4,665)	(12,091)	(1,419)	5,336
Income before income taxes	151,605	189,011	93,733	108,640	383,451
Taxes on income	(20,745)	(30,893)	(12,776)	(20,091)	(131,387)
Income after taxes on income	130,860	158,118	80,957	88,549	252,064

Equity in net earnings (losses) of affiliated companies and partnerships	2,910	16,491	(135)	13,463	22,599

Net income	$133,770	$174,609	$80,822	$102,012	$274,663

Less: net income attributable to non-controlling interests	161	(352)	345	(285)	(313)
Net income attributable to Elbit Systems Ltd.'s shareholders	$133,931	$174,257	$81,167	$101,727	$274,350

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.02	$3.94	$1.83	$2.30	$6.21
Diluted net earnings per share	$3.01	$3.94	$1.82	$2.30	$6.20

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,304	44,200	44,321	44,200	44,204
Diluted earnings per share (in thousands)	44,552	44,247	44,580	44,247	44,278

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six months ended June 30, 2022 (Unaudited)	Six months ended June 30, 2021 (Unaudited)	Year ended December 31, 2021 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$133,770	$174,609	$274,663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81,874	73,320	153,091
Stock-based compensation	3,729	1,916	5,312
Amortization of series B, C and D related issuance costs, net	410	—	399
Deferred income taxes and reserve, net	(5,442)	10,645	39,095
Gain on sale of property, plant and equipment	(8,805)	(14,457)	(14,457)
Gain on sale of investment, remeasurement of investment held under fair value method	(17,318)	(947)	(15,153)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received (*)	6,075	(2,732)	7,724
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(61,009)	(52,341)	(430,296)
Increase in inventories, net	(178,274)	(192,102)	(336,221)
Increase (decrease) in trade payables and other payables and accrued expenses	(73,274)	(151,066)	105,201
Severance, pension and termination indemnities, net	(53,976)	(1,117)	9,834
Increase in contract liabilities	38,770	311,405	617,740
Net cash (used in) provided by operating activities	(133,470)	157,133	416,932
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(107,266)	(70,558)	(188,624)
Acquisition of subsidiaries, net of cash consumed	(3,390)	(383,006)	(385,011)
Deferred payment on acquisition	—	(60,560)	(60,560)
Investments in affiliated companies and other companies, net	(2,268)	(2,583)	(1,828)
Proceeds from sale of property, plant and equipment	10,192	19,137	25,745
Proceeds from sale of a subsidiary and business operation	93,138	16,177	16,177
Proceeds from sale of long-term deposits, net	116	133	481
Investment in short-term deposits, net	1,972	(396)	5,899
Net cash used in investing activities	(7,506)	(481,656)	(587,721)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	21	1	20
Repayment of long-term loans	(4,208)	(67,613)	(536,062)
Proceeds from long-term bank loans	38,776	475,328	476,273
Repayment of Series B, C and D Notes	(65,374)	—	—
Issuance of series B, C, and D Notes, net of issuance costs	—	—	575,249
Dividends paid	(42,483)	(58,842)	(79,175)
Change in short-term bank credit and loans, net	202,523	(91,722)	(285,317)
Net cash provided by financing activities	129,255	257,152	150,988
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,721)	(67,371)	(19,801)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	258,993	278,794	278,794
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$247,272	$211,423	$258,993

(*) Dividend received from affiliated companies and partnerships	$8,985	$13,759	$30,323

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by areas of operation:

	Six months ended June 30, 2022	%	Six months ended June 30, 2021	%	Three months ended June 30, 2022	%	Three months ended June 30, 2021	%
Airborne systems	$1,006.2	37.9%	$928.0	38.3%	$504.9	38.7%	$516.9	39.7%
Land systems	568.9	21.4%	584.4	24.1%	268.6	20.6%	284.3	21.8%
C4ISR systems	772.9	29.1%	602.3	24.9%	387.6	29.7%	342.2	26.3%
Electro-optic systems	235.0	8.8%	202.9	8.4%	115.2	8.8%	105.7	8.1%
Other (mainly non-defense engineering and production services)	73.2	2.8%	103.1	4.3%	27.1	2.2%	53.3	4.1%
Total	$2,656.2	100.0%	$2,420.7	100.0%	$1,303.4	100.0%	$1,302.4	100.0%

Consolidated revenues by geographical regions:

	Six months ended June 30, 2022	%	Six months ended June 30, 2021	%	Three months ended June 30, 2022	%	Three months ended June 30, 2021	%
Israel	$547.2	20.6%	$552.9	22.8%	$261.6	20.1%	$268.9	20.6%
North America	703.9	26.5%	793.8	32.8%	341.4	26.2%	443.9	34.1%
Europe	511.9	19.3%	393.6	16.3%	257.3	19.7%	208.1	16.0%
Asia-Pacific	778.0	29.3%	572.7	23.7%	375.7	28.8%	343.2	26.4%
Latin America	34.0	1.3%	62.8	2.6%	20.8	1.6%	27.5	2.1%
Other countries	81.2	3.0%	44.9	1.8%	46.6	3.6%	10.8	0.8%
Total	$2,656.2	100.0%	$2,420.7	100.0%	$1,303.4	100.0%	$1,302.4	100.0%